Exhibit 99.3

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

ALCOBRA LTD

2017 Extraordinary General Meeting of Shareholders of Alcobra Ltd.

**November 2, 2017,
10:00 am Israel time**

This Proxy is Solicited On Behalf Of The Board Of Directors

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

▲ FOLD HERE · DO NOT SEPARATE · INSERT IN ENVELOPE PROVIDED ▲

Please mark your votes like this **X**

PROXY

1. To approve certain resolutions in connection with the merger of a wholly owned subsidiary of the Company with and into Arcturus Therapeutics, Inc. ("Arcturus", the "Transaction"), as more fully set forth in the Proxy Statement, including: (i) effecting a reverse split of Alcobra's share capital at the ratio of seven to one, so each seven Ordinary Shares, par value NIS 0.01 per share, shall be consolidated into one Ordinary Share, par value NIS 0.07 per share (the "Reverse Split"), (ii) increasing the authorized share capital of Alcobra by an additional NIS 1,600,000 (the "Share Capital Increase"), (iii) amending the Articles of Association of the Company (the "Articles") to reflect the Reverse Split and the Share Capital Increase, by replacing Article 2.1.1 with the following: "The registered capital of the Company is NIS 2,100,000 divided into 30,000,000 ordinary shares with a par value of NIS 0.07 each.", (iv) changing Alcobra's name to ARCTURUS THERAPEUTICS, LTD. and amending the Articles accordingly, and (v) the purchase by Alcobra of a "run-off" directors' and officers' liability insurance policy for a period of seven years following the effective time of the Transaction.

FOR	AGAINST	ABSTAIN
☐	☐	☐

(1A.) The undersigned confirms that the undersigned is not a controlling shareholder in the Company (where a shareholder,or a group of shareholders holding 25% or more of the Company's share capital is assumed to be a controlling shareholder) and does not have a conflict of interest (referred to in the Israeli Companies Law as a personal interest) in the approval to purchase a run-off insurance policy.

YES ☐

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Extraordinary Meeting or any adjournment or postponement thereof.

Important Instructions for Item 1A relating to Proposal 1:

PLEASE BE CERTAIN TO CHECK IN THE BOX OPPOSITE TO ITEM 1A TO CONFIRM THAT YOU ARE

Under the Israeli Companies Law, your vote on Proposal 1 cannot be counted towards the special majority required for the approval of Proposal 1 unless you provide the foregoing important confirmation. If you are a controlling shareholder or have a conflict of interest you should contact the Company's proxy solicitation firm (as indicated below) for instruction how to submit your vote.

CONTROL NUMBER

Additional Information

If you have any questions on how to fill out this proxy card, please contact Morrow Sodali, LLC, the Company's proxy solicitation firm, at (800) 662-5200 (for shareholders) or (203)658-9400 (for banks and brokerage firms) or adhd@morrowsodali.com, who will advise you as to how to submit your vote. You may also direct questions to the Company at (NUMBER) or (EMAIL ADDRESS) @alcobra-pharma.com

Signature____________________ **Signature, if held jointly**____________________ **Date**__________**, 2017.**

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee, or guardian, please give title as such. If the signed is a corporation, please sign full corporate name as duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

Fitch Proof 90719_CST_Alcobra_Proxy Card Back EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF ALCOBRA LTD. NOVEMBER 2, 2017 #61555; FOLD HERE bull; DO NOT SEPARATE bull; INSERT IN ENVELOPE PROVIDED #61555; PROXY THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS ALCOBRA LTD. The undersigned appoints Mr. David Baker, Interim Chief Executive Officer, Dr. Tomer Berkovitz, Chief Operating Officer, and Chief Financial Officer, and Ms. Irena Katsman, VP of Finance, and each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Alcobra Ltd. (the “Company” or “Alcobra”) which the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders (the “Extraordinary Meeting”), to be held at the offices of Alcobra’s counsel (Zysman, Aharoni, Gayer & Co.) at “Beit Zion”, 41-45 Rothschild Blvd., 8th Fl., Tel Aviv, Israel, on November 2, 2017, at 10:00 am (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement relating to the Extraordinary Meeting. This PROXY when properly executed will be voted in the manner directed herein by the undersigned. If no direction is made with respect to the matter that is subject to approval, this Proxy will be considered ABSTAINED in such matter. Any and all proxies heretofore given by the undersigned are hereby revoked. (Continued and to be marked, dated and signed, on the other side)